CLEAR SECURE, INC.

65 East 55th Street

17th Floor

New York, New York 10022

June 28, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Matthew Derby

Jan Woo

Division of Corporation Finance

Office of Technology

Clear Secure, Inc.
Registration Statement on Form S-1 (File No. 333-256851)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 15,180,000 shares (including 1,980,000 shares to cover over-allotments) of the Class A common stock, par value $0.00001 per share, of Clear Secure, Inc. (the “Company”) be accelerated to June 29, 2021 at 3:00 p.m. or as soon thereafter as may be practicable, or at such other time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, may orally request via telephone call that the S-1 be declared effective.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

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Very truly yours,

By:	/s/ Matthew Levine
Name:Matthew Levine
Title: General Counsel and Chief Privacy Officer

[Signature Page to Company Acceleration Request]